UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5th Floor

45 Reid Street

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐             No    ☒

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

On December 1, 2016, Höegh LNG Partners LP (the “Partnership”) filed a Form 6-K (the “Form 6-K”) attaching the following financial statements as exhibits thereto: (a) audited combined carve-out financial statements as of and for the year ended December 31, 2015 of Höegh LNG Colombia Holding Ltd. (b) unaudited condensed combined carve-out financial statements as of and for the nine months ended September 30, 2016 and 2015 of Höegh LNG Colombia Holding Ltd. and (c) the unaudited pro forma condensed consolidated and combined carve-out balance sheet of Höegh LNG Partners LP as of September 30, 2016 and the unaudited pro forma condensed consolidated and combined carve-out statements of income for the nine months ended September 30, 2016 and the year ended December 30, 2015, giving effect to the acquisition of Höegh LNG Colombia Holding Ltd. by the Partnership. This Amendment No. 1 to the Form 6-K (this “Amendment”) is being filed solely to add a consent of Ernst & Young AS to the Form 6-K. This Amendment is not intended to amend or delete any other part of the Form 6-K.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

23.1	Consent of Ernst & Young AS

This report on Form 6-K is hereby incorporated into the Registration Statement on Form F-3 (333-213781) of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Höegh LNG PARTNERS LP

Date: December 2, 2016

	By:	/s/ Richard Tyrrell
		Name:	Richard Tyrrell
		Title:	Chief Executive Officer and Chief Financial Officer